Exhibit (h)(29)

Rule 22c-2 Shareholder Information Agreement

THIS AGREEMENT is made as of the Effective Date (as defined below) by and between Prudential Investment Management Services LLC (“Fund Agent”) on behalf of the JennisonDryden and Strategic Partners families of mutual funds and such other funds for which it acts as distributor (the “Funds”) and TIAA-CREF Life Insurance Company (“Intermediary”).

WHEREAS, Fund Agent is the distributor and principal underwriter for the Funds;

WHEREAS, Fund Agent has identified Intermediary as a Financial Intermediary (as defined below);

WHEREAS, Intermediary facilitates trading for shareholders investing in one or more of the Funds;

WHEREAS, pursuant to Rule 22c-2 under the Investment Company Act of 1940, as amended (“Rule 22c-2”), Fund Agent is required to enter into an agreement with Intermediary on behalf of the Funds under which Intermediary is required to provide the Funds, upon request, with certain shareholder and account information and to prohibit transactions that violate each Fund’s anti-market timing policies.

NOW, THEREFORE, in consideration of the mutual covenants herein contained, which consideration is full and complete, the Fund Agent and the Intermediary hereby agree as follows:

1.	Definitions. As used in this Agreement, the following terms shall have the following meanings:

1.1	The term “Effective Date” means April 16, 2007, or such other compliance date mandated by Rule 22c-2.

1.2	The term “Fund” includes the fund’s principal underwriter and transfer agent. The term not does include any “excepted funds” as defined in Rule 22c-2(b) under the Investment Company Act of 1940[1].

1.3	The term “Financial Intermediary” means (i) any broker, dealer, bank, or other entity that holds securities of record issued by the Fund in nominee name; and (ii) in the case of a participant-directed employee benefit plan that owns securities issued by the Fund (1) a retirement plan administrator under ERISA or (2) any entity that maintains the plan’s participant records.

1.4	The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Fund by the Intermediary.

1.5	The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name, or, if the

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As defined in SEC Rule 22c-2(b), term “excepted fund” means any: (1) money market fund; (2) fund that issues securities that are listed on a national exchange; and (3) fund that affirmatively permits short-term trading of its securities, if its prospectus clearly and prominently discloses that the fund permits short-term trading of its securities and that such trading may result in additional costs for the fund.

Intermediary is a retirement plan recordkeeper, means the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of Shares.

1.6	The term “written” includes electronic writings and facsimile transmissions.

2.	Shareholder Information

2.1.	Agreement to Provide Information. Intermediary agrees to provide the Fund, upon written request, the taxpayer identification number (“TIN”), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account maintained by the Intermediary during the period covered by the request.

2.1.1. Period Covered by Request. Requests must set forth a specific period for which transaction information is sought, which generally will not exceed ninety (90) calendar days of transaction information. The Fund will not request transaction information older than from the date of the request unless the Fund deems it necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of value of the outstanding shares issued by the Fund. The Fund may request transaction information older than twelve (12) months from the date of the request as it deems necessary to investigate compliance with policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by the Fund.

2.1.2. Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to the Fund or its designee promptly, but in any event not later than fifteen (15) business days, after receipt of a request. If the requested information is not on the Intermediary’s books and records, Intermediary agrees to use reasonable efforts to: (i) provide or arrange to provide to the Fund the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by the Fund, block further purchases of Fund Shares from such indirect intermediary. In such instance, Intermediary agrees to inform the Fund whether it plans to perform (i) or (ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to the Fund should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an “indirect intermediary” has the same meaning as in Rule 22c-2 under the Investment Company Act of 1940.

2.1.3. Limitations on Use of Information. The Fund agrees not to use the information received for marketing or any other similar purpose without the prior written consent of the Intermediary.

2.2	Agreement to Restrict Trading. Intermediary agrees to execute written instructions from the Fund to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by the Fund as having engaged in transactions of the Fund’s Shares (directly or indirectly through the Intermediary’s account) that violate policies established by the Fund for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by the Fund.

2.2.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates.

2.2.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five business days after receipt of the instructions by the Intermediary.

2.2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to the Fund that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten business days after the instructions have been executed.

3.	Effect of this Agreement. This Agreement, which is effective as of the Effective Date, supplements the Dealer Agreement between our firms. In the event of any conflict between this Agreement and the Dealer Agreement, this Agreement shall control.

IN WITNESS WHEREOF, the undersigned has caused this Agreement to be executed as of the Effective Date.

PRUDENTIAL INVESTMENT MANAGEMENT SERVICES LLC

/s/ John N. Drahzal
By:	John N. Drahzal
Title:	Vice President

TIAA-CREF Life Insurance Company

By:
Title:

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